NeoMedia Technologies, Inc.
                          2201 Second Street, Suite 600
                            Fort Myers, Florida 33901



                                February 2, 2006



Mr. Adam Halper
United States Securities and Exchange Commission
100 F Street
Mail Stop 4561
Washington, D.C.  20549


      Re:      NeoMedia Technologies, Inc.
               Request for Acceleration of Registration Statement on Form S-3 File No. 333-125239

Ladies and Gentlemen:

      NeoMedia Technologies, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-125239), filed on May 25, 2005, as amended, to 4:30 pm on February 6, 2006, or as soon thereafter as practicable.

      Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.


                               NEOMEDIA TECHNOLOGIES, INC.



                               By:  /s/ Charles T. Jensen, President & CEO
                                    --------------------------------------------
                                        Charles T. Jensen, President & CEO